                                                           Davis Polk & Wardwell
                                                            450 Lexington Avenue
                                                              New York, NY 10017
                                                                    212 450 4493

                                                                     May 2, 2006

Re:        GREENHILL & CO., INC.
           REGISTRATION STATEMENT ON FORM S-3
           FILE NO. 333-133705
           FILING DATE:  MAY 1, 2006

           WITHDRAWAL OF REGISTRATION STATEMENT

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Ladies & Gentlemen:

         On behalf of Greenhill & Co., Inc. (the "Company") and in accordance with Rule 477 of the Securities Act of 1933, as amended, we are hereby withdrawing the registration statement referenced above. The registration statement has not been declared effective and no securities have been sold in connection with the offering covered by the registration statement.

         The Company intended to file an automatic shelf registration statement, and filed the above registration statement in error. The Company subsequently filed the correct registration statement.

         If you have any questions or comments concerning this letter, please contact the undersigned at the above number.

                                              Sincerely yours,

                                              /s/ Donna M. Chambers Campbell
                                              Davis Polk & Wardwell

cc:   Ms. Ulrika Ekman
      Mr. Nicholas Kronfeld